Exhibit 99.1

Wednesday, 15 August 2018

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid confirms that, following the issue of 38,389,842 ordinary shares earlier today, in relation to the operation of the Scrip Dividend Scheme for the 2017/18 final dividend, National Grid's registered capital consists of 3,676,137,669 ordinary shares, of which 277,651,976 shares are held as treasury shares; leaving a balance of 3,398,485,693 shares with voting rights.

The figure of 3,398,485,693 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the Financial Conduct Authority’s Disclosure and Transparency Rules.

The current terms and conditions of the scrip dividend scheme are available on the Company's website at www.nationalgrid.com in the Investors section, from Link Asset Services (formerly Capita Asset Services) 0371 402 3344, nationalgrid@linkgroup.co.uk.

Contact: Ceri James, Assistant Company Secretary (020 7004 3116)